FORM 3 (Print or Type Response)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Henkel	Timothy	J.		12/18/00		Versicor Inc. (VERS)

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	10% Owner
34790 Ardentech Court (Street)						X Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
Fremont, California 94555						Executive Vice President and Chief Medical Officer			(Check applicable line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	None.		None.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Page 1 of 2 SEC 1473 (7-97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		(1)	12/18/10	Common Stock, par value $.001		400,000		$5.75		D

Explanation of Responses:

(1)
The options vest 25% on December 8, 2001 and the remaining 75% vest at 1/36 per month for the 36 months following December 8, 2001. No options are currently exercisable.

	/s/ Timothy J. Henkel, M.D.	April 25, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Page 2 of 2 SEC 1473 (7-97)